Form 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25         Commission File No. 1-9681
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                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K [ ]Form 20-F  [ ] Form 11-K
[ ] Form 10-Q and 10-QSB [ ] Form N-SAR
For Period Ended: August 30, 1997
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

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         Nothing in this form shall be  construed  to imply that the  Commission has verified any information contained herein.

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         If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full name of Registrant                              Jennifer Convertibles, Inc.
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Former name if applicable                                      N/A
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Address of principal executive office
(street and number)                                  419 Crossways Park Drive
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City, State and Zip Code                             Woodbury, New York 11797
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PART II - RULES 12B-25(b) AND (c)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]      (a)  The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)  The  accountant's  statement  or other  exhibit  required  by Rule
12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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The  registrant  is unable to file the subject  annual  report on Form 10-K in a timely manner without unreasonable effort or expense due to the need to complete the audit.

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PART IV - OTHER INFORMATION

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          (1)  Name and telephone  number of person to contact in regard to this notification


          Kenneth R. Koch                         (212) 476-8362
               (Name)                            (Telephone Number)


         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes   [ ] No


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         If  so:  Attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                           Jennifer Convertibles, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   December 1, 1997                    By /s/ Harley J. Greenfield
                                             --------------------------------
                                                  Harley J. Greenfield


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                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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Part IV
(3)


         Net sales decreased by 7.8% to $97,789,000 for the fiscal year ended August 30, 1997 as compared to $106,041,000 for the fiscal year ended August 31, 1996. This decrease is mainly attributable to the closing of three stores since the prior year period and a decline in Jennifer Leather's division net sales of $6,366,000. The decline in this division's sales is primarily attributable to difficulties in obtaining inventory from a significant Italian supplier. Additionally, the current fiscal year included 52 weeks as compared to 53 weeks in the prior year. Comparable store sales (those open for a full year in each period) decreased by 5.7%. Net (loss) in the fiscal year ended August 30, 1997 was $(3,061,000) as compared to a net (loss) of $(6,023,000) in the prior year, a decrease of loss of $2,962,000.

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